UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF RESOLUTIONS OF THE

202nd MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 202nd Meeting of the Board of Directors held on May 30, 2012 the following matters were resolved:

    I.      Approval: Constitution of Advisory Commissions of the Board of Directors, and appointment of its members;

  II.      Approval: Distribution of the global amount of Management' remuneration fixed by the Ordinary General Shareholders’ Meeting and adjustment of fees in line with market practices;

III.      Approval: Acquisition of conventional electric energy by CPFL Brasil for the period from January 2013 to December 2018;

IV.      Approval and Vote Recommendation: Real Estate Sales Policy of CPFL Energia and subsidiaries;

   V.      Approval and Vote Recommendation: Contracting of BNDES financing, with the provision of guarantee by CPFL Energia, by the subsidiaries CPFL Santa Cruz, CPFL Sul Paulista and CPFL Leste Paulista, in the FINEM direto modality, for investments in energy distribution of the 2011/2012 biennium;

VI.      Approval and Vote Recommendation: Regulation on the energy commercialization to be signed by the subsidiaries CPFL Brasil and CPFL Renováveis;

VII.      Other matters unrelated to CVM Instruction 358/2002, as amended.

São Paulo, May 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.